December 30, 2009

Mr. Karl Hiller

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporate Finance

Washington DC 20549

Re:	Paradise, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Form 10-Q for the Quarter Ended September 30, 2009,
File No. 000-03026

Dear Mr. Hiller:

We are in receipt of your correspondence dated December 22, 2009, with respect to the above-referenced filings.

Form 10-K for the Fiscal Year Ended December 31, 2008

General

1.	We note that you used an outdated Form 10-K cover page. Please ensure that you use current forms in future filings.

Response:

We agree with your comment. All future filings will include the proper forms.

Financial Statements

General

2.	Please amend your filing to either remove your fiscal year 2006 financial statements since as a smaller reporting company, you are required to present only two years of financial statements per Rule 8-02 or Regulation S-X, or include a report from your former auditors, revised to denote in a legend at the top of the report that this is a copy of the original report, and that this report has not been reissued since the former auditors have ceased to be registered with the PCAOB, identifying the date of their deregistration.

Response:

We agree with your above comment. We will not rely or include any information from our former auditors in future filings. We are not planning to amend the previous filing because we feel this item would not affect investor conclusions about our company (i.e. not material).

Note 4 – Investment in Marketable Equity Securities, page 21

3.	We noted your tabular disclosures of marketable equity securities classified as available for sale, showing cumulative unrealized losses in excess of 43% of their costs as of December 31, 2008. Further, we note that there has been no change in the balance of your Accumulated Other Comprehensive Income as of September 30, 2009, indicating that your unrealized losses have remained unchanged during the nine-month period. Given the magnitude of these unrealized losses, please tell us how your accounting has complied with ASC 320-10-35-20 through 35-35 in assessing the potential for other than temporary impairment.

Additionally, please explain whether there have been any movements in the value of your marketable securities since December 31, 2008 to September 30, 2009, providing details to understand why your recorded values have not changed.

Response:

We assessed the other than temporary impairment potential of our marketable equity securities by following the guidance outlined in FASB ASC 320-10-35-20 through 35. Based on this assessment, we felt that the slowdown of the U.S. economy adversely affected our investments at December 31, 2008. The severity of the impairments in relation to the carrying amounts of the investments (fair value at December 31, 2008 is approximately 44% less than cost) is consistent with the overall decline in the U.S. economy. We evaluated the anticipated recovery of the U.S. economy in relation to the severity and duration of the impairment. Based on that evaluation and our ability and intent to hold our investments for a reasonable period of time sufficient for a forecasted recovery of fair value, we did not consider our investments to be other than temporarily impaired at December 31, 2008. At September 30, 2009, the fair market value of our investments increased by approximately 32% as compared to the fair market value at December 31, 2008, which corresponds with our assessment of an anticipated recovery of our investments. See the following for a discussion about why our recorded values at September 30, 2009 have not changed.

Although our actual values in our investment accounts have changed from December 31, 2008 to September 30, 2009, we did not change our recorded values due to immateriality of the overall financial statement effect. We will record these changes in values in the financial statements included in the Form 10-K for the fiscal year ended December 31, 2009. The actual changes in our investment balances for the period January 1, 2009 through September 30, 2009 consist of the following:

•

At March 31, 2009, the fair market value of our investments decreased by approximately $4,000 as compared to December 31, 2008, from approximately $160,000 at December 31, 2008 to approximately $156,000 at March 31, 2009. This change represented less than 1% of total assets and total equity, which we deem as immaterial; therefore, we did not adjust the recorded value at March 31, 2009.

•

During the quarter ended June 30, 2009, we liquidated one of our investments. The selling price of the investment was approximately 41% less than cost, resulting in a realized loss of approximately $57,000. Due to immateriality of the overall financial statement effect, we did not record this transaction, since the recorded value of this investment account is less than 1% of total assets and total equity.

•

During the quarter ended June 30, 2009, the fair market value of the remaining investment account increased by approximately $8,000 as compared to December 31, 2008, from approximately $80,000 at December 31, 2008 to approximately $88,000 at June 30, 2009. This change represented less than 1% of total assets, which we deem as immaterial; therefore, we did not adjust the recorded value at June 30, 2009.

•

During the quarter ended September 30, 2009, the fair market value of the remaining investment account increased by approximately $23,000 as compared to December 31, 2008, from approximately $80,000 at December 31, 2008 to approximately $104,000 at September 30, 2009. This change represented less than 1% of total assets, which we deem as immaterial; therefore, we did not adjust the recorded value at September 30, 2009.

For each of the bullets above, our auditors agreed with our conclusions and have passed on journal entries to record the adjusted values during each of the respective quarter-ends.

Controls and Procedures, page 31

4.	Please include a statement in your Management’s Annual Report on Internal Control Over Financial reporting indicating that it does not include an attestation report of your registered public accounting firm to comply with Item 308T(a)(4) of Regulation S-K.

Response:

We agree with your above comment. All future filings will include a statement in our Management’s Annual Report on Internal Control Over Financial reporting indicating that it does not include an attestation report of our registered public accounting firm. We are not planning to amend previous filings because we feel this item would not affect investor conclusions about our company (i.e. not material).

Exhibit 31.1 and Exhibit 31.2

5.	Please amend your certifications at Exhibits 31.1 and 31.2 to characterize Paradise, Inc. as a “registrant” as opposed to a “small business issuer” to conform to the requirements of Item 601(b) (31) of Regulation S-K.

Response:

We agree with your above comment. All future filings will characterize Paradise, Inc., as a “registrant” as opposed to a “small business issuer.” We are not planning to amend previous filings because we feel this item would not affect investor conclusions about our company (i.e. not material).

Form 10-Q for the Quarter Ended September 30, 2009

Controls and Procedures, page 13

6.	Please note that your disclosure regarding changes in your internal control over financial reporting should indicate whether there have been any changes that have materially affected or are reasonably likely to materially affect your internal control over financial reporting to comply with Item 308T(b) or regulation S-K.

Response:

We agree with your above comment. All future filings will include disclosures regarding changes in our internal control over financial reporting, indicating whether there have been any changes that have materially affected or are reasonably likely to materially affect our internal control over financial reporting. We are not planning to amend previous filings because we feel this item would not affect investor conclusions about our Company (i.e. not material).

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosures in the filings. The staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact us with any questions you may have in this regard.

Sincerely,

/s/ Jack Laskowitz
Jack Laskowitz
Chief Financial Officer